UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

DELPHI CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

247126105

(CUSIP Number)

Mr. Timothy Bass

Pardus Capital Management L.P.

590 Madison Avenue

Suite 25E

New York, NY 10022

(212) 719-7550

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Robert B. Stebbins, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

April 4, 2008

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Special Opportunities Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.69% (1)

14	TYPE OF REPORTING PERSON (See Instructions) PN

(1) Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), is the beneficial owner of 26,400,000 shares of common stock, par value $0.01 per share (the “Shares”), of Delphi Corporation, a Delaware corporation (the “Issuer”). Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC”), as the general partner of PCM, and

Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of January 31, 2008 there were approximately 563,477,461 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.69% of the issued and outstanding Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Pardus Capital Management L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.69% (1)

14	TYPE OF REPORTING PERSON (See Instructions) IA

(1) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of January 31, 2008 there were approximately 563,477,461 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.69% of the issued and outstanding Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Pardus Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.69% (1)

14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of January 31, 2008 there were approximately 563,477,461 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.69% of the issued and outstanding Shares.

SCHEDULE 13D

CUSIP No. 247126105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION Karim Samii

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,400,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,400,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.69% (1)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of January 31, 2008 there were approximately 563,477,461 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.69% of the issued and outstanding Shares.

The Schedule 13D initially filed on July 26, 2007 (the “Initial Schedule 13D”) by Pardus Capital Management L.P., a Delaware limited partnership (“PCM”), Pardus Special Opportunities Master Fund L.P., a limited partnership formed under the laws of the Cayman Islands (the “Fund”), Pardus DPH Holding LLC (“Pardus”), a Delaware limited liability company, Mr. Karim Samii, an individual, and Pardus Capital Management LLC, a Delaware limited liability company (“PCM LLC” and, collectively, the “Reporting Persons”) relating to the shares of common stock, $0.01 par value (the “Shares”), of Delphi Corporation (the “Issuer”), as amended by Amendment No. 1 thereto dated August 8, 2007, by Amendment No. 2 thereto dated November 5, 2007, by Amendment No. 3 thereto dated November 20, 2007 and by Amendment No. 4 thereto dated December 14, 2007 is hereby amended by this Amendment No. 5 (“Amendment No. 5”).

The information set forth in the Exhibits to this Amendment No. 5 is hereby expressly incorporated herein by reference and the responses to each item of this Amendment No. 5 are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, and unless otherwise amended hereby, all information previously filed remains in effect.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On April 4, 2008, ADAH delivered a notice of termination of the December 7th Investment Agreement, a copy of which is filed herewith as Exhibit 21.

On April 5, 2008, ADAH delivered a supplement to its notice of termination previously delivered on April 4, 2008, citing an additional ground for termination, a copy of which is filed herewith as Exhibit 22.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) in hereby amended and restated follows:

The Fund is the beneficial owner of 26,400,000 Shares of the Issuer. PCM serves as the investment manager of the Fund and possesses sole power to vote and direct the disposition of all Shares held by the Fund. PCM LLC, as the general partner of PCM, and Mr. Karim Samii, as the sole member of PCM LLC, may be deemed to be the beneficial owners of all Shares held by the Fund; however, PCM LLC and Mr. Samii disclaim beneficial ownership of all Shares held by the Fund. Based on information provided by the Issuer, as of January 31, 2008 there were approximately 563,477,461 Shares issued and outstanding. Thus, for the purposes of Reg. Section 240.13d-3, the Fund and PCM are deemed to beneficially own, and PCM LLC and Mr. Karim Samii may be deemed to beneficially own, 26,400,000 Shares, or approximately 4.69% of the issued and outstanding Shares.

On April 4, 2008, ADAH delivered a notice of termination of the December 7th Investment Agreement, by and among the Issuer, ADAH, Pardus, Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner and Smith Incorporated, UBS Securities LLC and Goldman, Sachs & Co. On April 5, 2008, ADAH delivered a supplement to its notice of termination previously delivered on April 4, 2008, citing an additional ground for termination. As a result of the termination of the December 7th Investment Agreement, no Reporting Person is any longer a member of any “group” that may have been created by the December 7th Investment Agreement and related arrangements and each Reporting Person beneficially owns less than five percent (5%) of the Shares.

Item 7.	Material to be filed as Exhibits.

Letter of A-D Acquisition Holdings, Inc. to Delphi Corporation dated April 4, 2008 ( incorporated by reference to Exhibit 51 of the Schedule 13D/A filed by Appaloosa Management L.P. on April 4, 2008).

Letter of A-D Acquisition Holdings, Inc. to Delphi Corporation dated April 5, 2008 (incorporated by reference to Exhibit 52 of the Schedule 13D/A filed by Appaloosa Management L.P. on April 8, 2008).

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2008	PARDUS DPH HOLDING LLC

	By:	Pardus Capital Management L.P., its Manager

	By:	/s/ Karim Samii
Name: Karim Samii Title: President/CIO

Dated: April 10, 2008	PARDUS SPECIAL OPPORTUNITIES MASTER FUND L.P.

	By:	Pardus Capital Management L.P., its Investment Manager

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: April 10, 2008	PARDUS CAPITAL MANAGEMENT L.P.

	By:	Pardus Capital Management LLC, its General Partner

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: April 10, 2008	PARDUS CAPITAL MANAGEMENT LLC

	By:	/s/ Karim Samii
Name: Karim Samii Title: Sole Member

Dated: April 10, 2008		/s/ Karim Samii
Karim Samii